SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PANGAEA LOGISTICS SOLUTIONS, LTD.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6891L 105

(CUSIP Number)

Paul Hong

Cartesian Capital Group, LLC

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to

Kirk A. Radke, Esq.

Robert Rizzo, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

October 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L 105	Page 2 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,982,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,982,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,982,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

** All percentages of Common Shares outstanding contained herein are based on 34,611,129 Common Shares outstanding as of October 1, 2014 as reported in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2014.

CUSIP No. G6891L 105	Page 3 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One Parallel Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,555,307
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,555,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 4 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,538,057
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,538,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,538,057
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G6891L 105	Page 5 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,297,254
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 6 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One GP (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,297,254
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 7 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One GP (Cayman), Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,297,254
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,297,254
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,254
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 8 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,081,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 9 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One GP2 (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,081,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6891L 105	Page 10 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One GP2 (Cayman), Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,081,156
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,081,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,081,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 11 of 25 Pages
1	NAME OF REPORTING PERSON Pangaea One Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,835,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,835,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,835,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 12 of 25 Pages
1	NAME OF REPORTING PERSON Cartesian Capital Group Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,916,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,916,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,916,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6891L 105	Page 13 of 25 Pages
1	NAME OF REPORTING PERSON Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,916,467
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,916,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,916,467
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This Schedule 13D relates to the common stock, par value $.0001 per share (“Common Shares”), of Pangaea Logistics Solutions, Ltd., a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 109 Long Wharf, Newport, Rhode Island 02840.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 34,611,129 shares of Common Stock, outstanding as of October 1, 2014 as reported in the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2014.

Item 2.	Identity and Background

(a)          This Schedule 13D is filed jointly on behalf of (i) Pangaea One, L.P., a Delaware limited partnership (“Pangaea One”), (ii) Pangaea One Parallel Fund (B), L.P., a Delaware limited partnership (“Pangaea Parallel (B)”), (iii) Pangaea One GP, LLC, a Delaware limited liability company (“Pangaea LLC”), (iv) Pangaea One (Cayman), L.P., a Cayman Islands limited partnership (“Pangaea Cayman”), (v) Pangaea One GP (Cayman), L.P., a Cayman Islands limited partnership (“PGP LP”), (vi) Pangaea One GP (Cayman), Co., a Cayman Islands company (“PGP Co”), (vii) Pangaea One Parallel Fund, L.P., a Cayman limited partnership (“Pangaea Parallel”), (viii) Pangaea One GP2 (Cayman), L.P., a Cayman Islands limited partnership (“PGP2 LP”), (ix) Pangaea One GP2 (Cayman), Co., a Cayman Company (“PGP2 Co”), (x) Pangaea One Holding, LLC, a Delaware limited liability company (“Pangaea One LLC”), (xi) Cartesian Capital Group Holding, LLC, a Delaware limited liability company (“Cartesian”) and (xii) Peter Yu (together with the Pangaea One, Pangaea Parallel (B), Pangaea LLC, Panagea Cayman, PGP LP, PGP Co, Pangaea Parallel, PGP2 LP, PGP2 Co, Pangaea One LLC and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (i) – (xi) are hereinafter referred to as the “Pangaea Entities.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 14, 2014, a copy of which is attached hereto as Exhibit 99.1.

Pangaea LLC, is the general partner of Pangaea One and Pangaea Parallel (B). PGP LP is the general partner of Pangaea Cayman. PGP Co is the general partner of PGP LP. PGP2 LP is the general partner of Pangaea Parallel. PGP2 Co is the general partner of PGP2 LP. Pangaea One LLC is the managing member of PGP Co. and Pangaea LLC. Cartesian is the managing member of Pangaea One LLC and PGP2 Co. Peter Yu is a managing member or director of each of Cartesian, Pangaea One LLC, PGP Co and PGP2 Co. As such, Mr. Yu may be deemed to have an indirect pecuniary interest (Securities Exchange Act of 1934 (as amended, the “Exchange Act”) in an indeterminate portion of the securities reported as beneficially owned by the Pangaea Entities.

(b)          The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c)          The present principal business of each of the Pangaea Entities is that of making private equity and related investments.

(d)          To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of the Pangaea entities jurisdiction of incorporation is listed in (a) above. Peter Yu is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliates of Cartesian, a private investment firm that makes private equity and related investments. The source of funds is investment capital of the Reporting Persons.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The Common Shares held by the Reporting Persons were acquired pursuant to the closing of the transactions on October 1, 2014 contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 30, 2014, by and among Quartet Merger Corp. (“Quartet Merger”), Quartet Holdco Ltd., Quartet Merger Sub, Ltd., Pangaea Logistics Solutions Ltd. (formerly known as Bulk Partners (Bermuda) Ltd.) (“Former Pangaea”). Pursuant to such transactions, Pangaea One, Pangaea Parrallel (B), Pangaea Cayman and Pangaea Parallel (collectively, the “Pangaea Shareholders”) acquired 5,982,750, 1,555,307, 3,297,254 and 3,081,156 Common Shares respectively, upon conversion of their shares of Former Pangaea in accordance with the terms of the Merger Agreement.

Each of the Pangaea Shareholders acquired the Common Shares held by it for investment purposes. The Pangaea Shareholders also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint directors to the Issuer’s Board of Directors (pursuant to the Merger Agreement) and through their voting rights with respect to their Common Shares. Pursuant to the Merger Agreement, on October 1, 2014, each of Mr. Yu and Paul Hong, both Pangaea Shareholder nominees, became directors of the Issuer. Mr. Hong is a Class II director of the Issuer and will hold office for a term expiring at the Issuer’s 2016 annual meeting. Mr. Yu is a Class III director and will hold office for a term expiring at the Issuer’s 2017 annual meeting (in each case, subject to their earlier resignation, retirement, removal or death).

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the transaction), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 34,611,129 Common Shares of the Issuer outstanding as of October 14, 2014.

The Reporting Persons, collectively, beneficially own in the aggregate 13,916,467 Common Shares, comprised of 5,982,750 Common Shares held directly by Pangaea One, 1,555,307 Common Shares held directly by Pangaea Parallel (B), 3,297,254 Common Shares held directly by Pangaea Cayman and 3,081,156 shares of Common Stock held directly by Pangaea Parallel. Collectively, the Reporting Persons beneficially own 40.2% of the total outstanding Common Shares. Pangaea One directly owns 17.3%, Pangaea Parallel (B) directly owns 4.5%, Pangaea Cayman directly owns 9.5% and Pangaea Parallel directly owns 8.9% of the total outstanding Common Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act: (i) in its capacity as general partner of Pangaea One and Pangaea Parallel (B), Pangaea LLC may be deemed to beneficially own an aggregate of 7,538,057 Common Shares, representing approximately 21.8% of the Common Shares outstanding; (ii) in its capacity as general partner of Pangaea Cayman, PGP LP may be deemed to beneficially own an aggregate of 3,297,254 Common Shares, representing approximately 9.5% of the Common Shares outstanding; (iii) in its capacity as general partner of PGP LP, PGP Co may be deemed to beneficially own an aggregate of 3,297,254 Common Shares, representing approximately 9.5% of the Common Shares outstanding; (iv) in its capacity as general partner of Pangaea Parallel, PGP2 LP may be deemed to beneficially own an aggregate of 3,081,156 Common Shares, representing approximately 8.9% of the Common Shares outstanding; (v) in its capacity as general partner of PGP2 LP, PGP2 Co may be deemed to beneficially own an aggregate of 3,081,156 Common Shares, representing approximately 8.9% of the Common Shares outstanding; (vi) in its capacity as controlling owner of Pangaea LLC and PGP Co, Pangaea One LLC may be deemed to beneficially own an aggregate of 10,835,311 Common Shares, representing approximately 31.3% of the Common Shares outstanding; and (vii) in its capacity as controlling owner of PGP2 Co and Pangaea One LLC, Cartesian may be deemed to beneficially own an aggregate of 13,916,467 Common Shares, representing approximately 40.2% of the Common Shares outstanding.

Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the 13,916,467 Common Shares held directly by Pangaea One, Pangaea Parallel (B), Pangaea Cayman and Pangaea Parallel by virtue of being a managing member or director of each of Cartesian, Pangaea One LLC, PGP Co, and PGP2 Co.

Each of the Pangaea One LLC, Pangaea LLC, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Pangaea One and Pangaea Parallel (B). Each of PGP LP, PGP Co, Pangaea One LLC, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Pangaea Cayman. Each of PGP2 LP, PGP2 Co, Cartesian and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Pangaea Parallel.

The individual directors and executive officers of Cartesian also disclaim beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Pangaea Entities. This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Joint Filing Agreement, dated October 14, 2014, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Pangaea Shareholders are party to an Escrow Agreement, dated as of October 1, 2014, by and among Continental Stock Transfer & Trust Company, as escrow agent, the stockholders listed thereto (the “Stockholders”) and a representative of Quartet (the “Escrow Agreement”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), of the common shares of the Company issued to the Stockholders as consideration for the Transactions an aggregate of 1,100,000 such shares (“Escrow Shares”) were placed in escrow pursuant to the Escrow Agreement. Of the 1,100,000 Common Shares held in escrow, 550,000 shall be released on October 1, 2015 and the remaining shares will be released on October 1, 2016, in each case subject to reduction based on shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release. The foregoing description of the Escrow Agreement is qualified in its entirety by the terms of the Escrow Agreement, a copy of which is attached hereto as Exhibit 99.2.

The Company and each of the Pangaea Shareholders are also parties to a registration rights agreement, dated October 1, 2014 (the “Registration Rights Agreement”), which provides the Pangaea Shareholders with certain rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the Common Shares issued pursuant to the Merger Agreement and any securities issued by the Company in connection with the foregoing by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization or otherwise (the foregoing, collectively, “Registrable Securities”). The Pangaea Shareholders are entitiled to certain demand and “piggy back” registration rights with respect to the Registrable Securities. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3.

Each of the Pangaea Shareholders has also entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”) pursuant to which the Pangaea Shareholders agreed not to transfer the common shares of the Issuer that they received as a result of the transactions contemplated in the Merger Agreement from the closing of the transaction until (A) with respect to 50% of such shares, the earlier of (i) the date on which the closing price of the common shares of the Issuer exceeds $12.50 per share for any 20 trading days within a 30-trading day period and (ii) October 1, 2015 and (B) with respect to the remaining 50% of such shares, September 30, 2015, in each case subject to certain exceptions, provided, that the lock-up period shall terminate immediately prior to the consummation of a liquidation, merger, stock exchange or other similar transaction that results in any of the Issuer’s shareholders having the right to exchange the issuer’s common shares for cash, securities or other property. The foregoing description of the Lock-up Agreement is qualified in its entirety by the terms of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 99.4.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement of Schedule 13D.

2.	Exhibit 99.2 –Escrow Agreement, dated as of October 1, 2014, filed by the Issuer with the SEC on October 8, 2014, as Exhibit 10.6 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.2 to this Schedule 13D.

3.	Exhibit 99.3 – Registration Rights Agreement, dated as of October 1, 2014, filed by the Issuer with the SEC on October 8, 2014, as Exhibit 10.6 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.2 to this Schedule 13D.

4.	Exhibit 99.4 –Form of Lock-up Agreement, filed by the Issuer with the SEC on May 1, 2014, as Exhibit 10.2 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.3 to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2014	PANGAEA ONE, L.P.

	By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	PANGAEA ONE PARALLEL FUND (B), L.P.

	By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014
PANGAEA ONE GP, LLC

By:	/s/ Peter Yu
Name: Peter Yu
Title: Managing Member

Dated: October 14, 2014	PANGAEA ONE (CAYMAN), L.P.

	By:	Pangaea One GP (Cayman), L.P., its general partner
	By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	PANGAEA ONE PARALLEL FUND, L.P.

	By:	Pangaea One GP2 (Cayman), L.P., its general partner
	By:	Pangaea One GP2 (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	PANGAEA ONE GP (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	Pangaea One GP (Cayman), Co.

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	PANGAEA ONE GP2 (CAYMAN), L.P.

	By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	Pangaea One GP2 (Cayman), Co.

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	Pangaea One Holding, llc

	By:	Cartesian Capital Group Holding, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Dated: October 14, 2014	cartesian capital group holding, llc

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Managing Member

Dated: October 14, 2014	PETER YU

	By:	/s/ Peter Yu
Director

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Cartesian Capital Group Holding, LLC are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Cartesian Capital Group Holding, LLC)

Name	Position with Cartesian Capital Group Holding, LLC	Business Address	Citizenship
Peter Yu	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States

Thomas Armstrong	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States

Geoffrey Hamlin	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States

William Jarosz	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States

Paul Pizzani	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: October 14, 2014

PANGAEA ONE, L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

PANGAEA ONE PARALLEL FUND (B), L.P.

By:	Pangaea One GP, LLC, its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

PANGAEA ONE GP, LLC

By:	/s/ Peter Yu
Name: Peter Yu
Title: Managing Member

PANGAEA ONE (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), L.P., its general partner
By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

PANGAEA ONE PARALLEL FUND, L.P.

By:	Pangaea One GP2 (Cayman), L.P., its general partner
By:	Pangaea One GP2 (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

PANGAEA ONE GP (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Pangaea One GP (Cayman), Co.

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

PANGAEA ONE GP2 (CAYMAN), L.P.

By:	Pangaea One GP (Cayman), Co., its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Pangaea One GP2 (Cayman), Co.

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

Pangaea One Holding, llc

By:	Cartesian Capital Group Holding, LLC, its general partner

By:	/s/ Peter Yu
Name: Peter Yu
Title: Director

cartesian capital group holding, llc

By:	/s/ Peter Yu
Name: Peter Yu
Title: Managing Member

PETER YU

By:	/s/ Peter Yu
Director